Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

TiVo Inc.:

We consent to the use of our reports dated April 11, 2008, with respect to the consolidated balance sheets of TiVo Inc. and subsidiaries (the Company) as of January 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended January 31, 2008, and the effectiveness of internal control over financial reporting as of January 31, 2008, incorporated herein by reference.

Our report on the consolidated financial statements refers to the Company’s adoption of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-based Payment, effective February 1, 2006.

/s/ KPMG LLP

Mountain View, California

August 21, 2008